                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                         Asia Resources Holdings Limited
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         ------------------------------
                         (Title of Class of Securities)

                                    38105N103
                         ------------------------------
                                 (CUSIP Number)

                             David L. Ficksman, Esq.
                                 Loeb & Loeb LLP
           1000 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90017
                                 (213) 688-3400
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 24, 2000
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

 CUSIP No. 38105N103

1        NAME OF REPORTING PERSON

                  Megastone Development Limited

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]           (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands

NUMBER OF                7       SOLE VOTING POWER
SHARES                                    -0-
BENEFICIALLY
OWNED BY                 8       SHARED VOTING POWER
EACH                                               -0-
REPORTING
PERSON                   9       SOLE DISPOSITIVE POWER
                                          -0-

                         10      SHARED DISPOSITIVE POWER
                                                   -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

14       TYPE OF REPORTING PERSON

                  CO

CUSIP No. 38105N103

1        NAME OF REPORTING PERSON

                  Kindful Group Limited

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]           (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands

NUMBER OF                7       SOLE VOTING POWER
SHARES                                    -0-
BENEFICIALLY
OWNED BY                 8       SHARED VOTING POWER
EACH                                               -0-
REPORTING
PERSON                   9       SOLE DISPOSITIVE POWER
                                          -0-

                         10      SHARED DISPOSITIVE POWER
                                                   -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

14       TYPE OF REPORTING PERSON

                  CO

CUSIP No. 38105N103

1        NAME OF REPORTING PERSON

                  Fai Lok

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]           (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Chinese, Hong Kong

NUMBER OF                7       SOLE VOTING POWER
SHARES                                    286,122
BENEFICIALLY
OWNED BY                 8       SHARED VOTING POWER
EACH                                         -0-
REPORTING
PERSON                   9       SOLE DISPOSITIVE POWER
                                          286,122

                         10      SHARED DISPOSITIVE POWER
                                             -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  286,122 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.9%

14       TYPE OF REPORTING PERSON

                  IN

CUSIP No. 38105N103

1        NAME OF REPORTING PERSON

                  Lung Po Ching

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]           (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Chinese, Hong Kong

NUMBER OF                7       SOLE VOTING POWER
SHARES                                    1,447,952
BENEFICIALLY
OWNED BY                 8       SHARED VOTING POWER
EACH                                          -0-
REPORTING
PERSON                   9       SOLE DISPOSITIVE POWER
                                          1,447,952

                         10      SHARED DISPOSITIVE POWER
                                              -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,447,952 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.2%

14       TYPE OF REPORTING PERSON

                  IN

ITEM 1.       SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Asia Resources Holdings Limited, a Delaware corporation (the "Company"). The principal executive offices of the Company is located at Rm. 2005, 20/F, Universal Trade Centre, 3-5A Arbuthnot Road, Central, Hong Kong.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) - (c) This statement on Schedule 13D is filed by Megastone Development Limited, a British Virgin Islands corporation ("Megastone Development"), Kindful Group Limited, a British Virgin Islands corporation, Fai Lok and Lung Po Ching (collectively, the "Reporting Persons"). The principal executive office of Megastone Development Limited is located at Rm. 2005, 20/F, Universal Trade Centre, 3-5A Arbuthnot Road, Central, Hong Kong. The principal business of Megastone Development is investments. Kindful Group Limited owns 30%, Lung Po Ching owns 70% of the outstanding shares of Megastone Development. Set forth on Annex A hereto is a schedule setting forth the name and present principal occupation or employment of each Reporting Person's director(s), and the name, principal business and address of any corporation or other organization in which such employment is conducted. Certain of the Reporting Persons are British Virgin Island corporations and have not appointed officers. Annex A is incorporated by reference into this Item 2 and elsewhere on this statement on Schedule 13D as applicable.

         (d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, any person named in Annex A to this
Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 24, 2000 (the "Closing Date"), pursuant to an Acquisition Agreement dated as of September 10, 1999 (the "Acquisition Agreement") among the Company, Horler Holdings, Ltd. (Horler), Far Beyond Investments Limited ("Far Beyond") and the shareholders of Far Beyond (the "FB Shareholders"), the FB Shareholders transferred all of the issued and outstanding shares of the capital stock of Far Beyond (the "Far Beyond Shares") to the Company in exchange for 8,757,951 shares of the Common Stock of the Company representing approximately 88% of the outstanding shares of the Common Stock of the Company (the "Share Exchange").

         Prior to the Share Exchange, Megastone Development was the registered owner of 14,850 FB shares. In connection with the Share Exchange, Megastone Development received 1,734,074 shares of the common stock of the Company.

         In connection with the acquisition, the name of the Company will be changed to Asia Fiber Holdings Limited.

ITEM 4.       PURPOSE OF TRANSACTION

         Each Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Acquisition Agreement as described in Item 3 of this statement on Schedule 13D.

         Other than as set forth in Item 3 or Item 4 of this statement on
Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         The Table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and disparitive power over all shares listed opposite his name. Any of the aforementioned persons whose name do not appear in the Table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

         Unless otherwise indicated in a footnote in the following Table, no Reporting Person has consummated any Transactions in the Company's shares during the past 60 days other than as set forth herein.


                                                                Beneficial Ownership
                                                                --------------------
                                                       Number of                   Percentage
                                                        Shares                      of Total
                                                     ------------                  ----------
Kindful Group Limited.........................        520,222(1)                      5.2%
Lung Po Ching.................................       1,447,952(2)                    14.5%
Fai Lok.......................................        286,122(3)                      2.8%
Megastone Development Limited.................       1,734,074(4)                    17.4%

--------------


(1) Represents of 520,222 shares of the common stock of the Company registered in the name of Megastone Development. Kindful Group Limited owns 30% of the outstanding shares of Megastone Development.

(2) Represents of 1,447,952 shares of the common stock of the Company registered in the name of Megastone Development. Mr. Ching owns 70% of the outstanding shares of Megastone Development and 45% of Kindful Group Limited, which owns 30% of the outstanding shares of Megastone Development.

(3) Represents of 286,122 shares of the common stock of the Company registered in the name of Megastone Development. Mr. Lok owns 55% of Kindful Group Limited, which owns 30% of the outstanding shares of Megastone Development.

(4) Kindful Group Limited owns 30% , Mr. Ching owns 70% of the outstanding shares of Megastone Development. Mr. Lok owns 55% and Mr. Ching owns 45%, respectively, of the outstanding shares of Kindful Group Limited.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described in Item 4 above, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.      DESCRIPTION
-----------      -----------
99.1             Acquisition Agreement dated as of September 10, 1999 by and between Asia Resources Holdings Limited, Horler Holdings Ltd.,
                 Far Beyond Investments Limited, Hearty Holdings Limited, Well
                 Gain Investments Limited, JADT Limited, NJI No.2 Investment
                 Fund, Megastone Development Limited.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:    February 3, 2000                MEGASTONE DEVELOPMENT LIMITED

                                         By:      /s/ Lung Po Ching
                                            -----------------------------------

                                         Lung Po Ching
                                         --------------------------------------

                                         Its: Director
                                         --------------------------------------

Date:    February 3, 2000                KINDFUL GROUP LIMITED

                                         By:      /s/ Lung Po Ching
                                            -----------------------------------

                                         Lung Po Ching
                                         --------------------------------------

                                         Its:Director
                                         --------------------------------------

Date:    February 3, 2000

                                              /s/ Fai Lok
                                         --------------------------------------
                                         Fai Lok


Date:    February 3, 2000                /s/ Lung Po Ching
                                         --------------------------------------
                                         Lung Po Ching

                                     ANNEX A

                    DIRECTOR OF MEGASTONE DEVELOPMENT LIMITED

         Set forth below are the name, business address, present principal occupation or employment of the director of Megastone Development Limited.


Name                       Present Principal Employment                Business Address
----                       ----------------------------                ----------------
DIRECTOR

Lung Po Ching*             Sole Director                               Room 2005,
                                                                       Universal Trade Centre 3-5,
                                                                       Arbuthnot Road,
                                                                       Central, Hong Kong
* Chinese Citizenship



                       DIRECTORS OF KINDFUL GROUP LIMITED

         Set forth below are the name, business address, present principal occupation or employment of the directors of Kindful Group Limited.



Name                       Present Principal Employment                Business Address
----                       ----------------------------                ----------------
DIRECTORS

Lung Po Ching*             Director                                    Room 2005,
                                                                       Universal Trade Centre 3-5,
                           Sole Director, Megastone Development        Arbuthnot Road,
                                                                       Central, Hong Kong


Fai Lok                    Director                                    Room 2005,
                                                                       Universal Trade Centre 3-5,
                                                                       Arbuthnot Road,
                                                                       Central, Hong Kong
* Chinese Citizenship